SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of May, 2017, the percentage of shares of the Lebenthal Lisanti Small Cap Growth Fund (the "Fund") outstanding Shares registered to Charles Schwab Co Inc fell to 9.6% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.